Golden Heaven Group Holdings Ltd.

March 17, 2023

VIA EDGAR

Ms. Alyssa Wall

Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Golden Heaven Group Holdings Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed March 7, 2023 File No. 333-268166

Dear Ms. Wall and Mr. Field:

Golden Heaven Group Holdings Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmit our response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 15, 2023, regarding our Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3 to Registration Statement on Form F-1”) filed on March 7, 2023. For ease of reference, we have repeated the Commission’s comment in this response letter. Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4”) is filed to accompany this response letter.

Amendment No. 3 to Registration Statement on Form F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. We reviewed the changes made in response to comment 2. Please make arrangements with your auditor for them to revise their audit report to also render an opinion on your September 30, 2021 financial statements. Refer to Item 8.A of Form 20-F.

Response: In response to the Staff’s comment, our auditors have revised their audit report on page F-2 of Amendment No.4 to include an opinion on our September 30, 2021 financial statements.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiong Jin
Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC